

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MATRIX PRIVATE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 SOUTH 12TH STREET, 3RD FLOOR
(No. and Street)

RICHMOND,	VIRGINIA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANA B. LAMBERT (804) 780-0060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DIXON HUGHES GOODMAN LLP
(Name – *if individual, state last, first, middle name*)

4510 COX ROAD, SUITE 200	RICHMOND,	VIRGINIA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY G. MOORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MATRIX PRIVATE EQUITIES, INC. of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DIANA BLANDFORD LAMBERT
COMMONWEALTH
OF
VIRGINIA
NOTARY PUBLIC

Diana Blandford Lambert
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #271222

Signature

President

Title

Diana Blandford Lambert

Notary Public My commission expires 9/30/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Year Ended
December 31, 2012

Matrix Private Equities, Inc.



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Matrix Private Equities, Inc.
Contents



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditor's Report

Board of Directors
Matrix Private Equities, Inc.
Richmond, VA

We have audited the accompanying balance sheet of ***Matrix Private Equities, Inc.*** as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Matrix Private Equities, Inc.*** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

4510 Cox Road, Suite 200, Glen Allen, VA 23060 | T 804-282-7636 | F 804-282-1461 | dhgllp.com

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained on pages 11-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained on pages 11-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained on pages 11-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 14, 2013

Matrix Private Equities, Inc.

Balance Sheet

December 31,	2012
Assets	
Current assets	
Cash	$ 898,773
Prepaid expenses	5,950
Total current assets	904,723
Goodwill	20,303
	$ 925,026
Liabilities and Stockholders' Equity	
Current liabilities	
Accounts payable and accrued expenses	$ 18,486
Due to related party	399,237
Total current liabilities	417,723
Long-term liabilities	
Subordinated note payable	25,000
Total liabilities	442,723
Stockholders' equity	
Common stock	22
Shareholder notes receivable	(24,328)
Additional paid-in capital	122,618
Retained earnings	383,991
Total stockholders' equity	482,303
	$ 925,026

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Income

Year Ended December 31,	2012
Fee income	$ 9,844,972
Operating expenses	
Commissions	5,322,811
Allocated general and administrative expenses - related party	1,223,067
Professional fees	167,687
Taxes, licenses and permits	40,376
Miscellaneous	3,841
	6,757,782
Income from operations	3,087,190
Other income and expense	
Interest income	1,467
Interest expense	(2,279)
	(812)
Net income	$ 3,086,378

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Shareholder Notes Receivable	Retained Earnings	Total
Balance - December 31, 2011	$ 23	$ 130,117	$ -	$ 404,721	$ 534,861
Repurchase of shares	(7)	(31,821)	-	-	(31,828)
Issuance of shares in exchange for notes receivable	6	24,322	(24,328)	-	-
Dividends	-	-	-	(3,107,108)	(3,107,108)
Net income	-	-	-	3,086,378	3,086,378
Balance - December 31, 2012	$ 22	$ 122,618	$ (24,328)	$ 383,991	$ 482,303

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of of General Creditors

Year Ended December 31, 2012

Balance - December 31, 2011	$	25,000
Increases (decreases) in subordinated note		-
Balance - December 31, 2012	$	25,000

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Cash Flows

Year Ended December 31,	**2012**
Cash flows from operating activities	
Net income	$ 3,086,378
Adjustments to reconcile to net cash from operating activities:	
Change in:	
Prepaid expenses	(1,844)
Accounts payable and accrued expenses	12,676
Due to related party	280,714
Net cash from operating activities	3,377,924
Cash flows from financing activities	
Repayment of shareholder note	(55,000)
Collection on stock subscription receivable	19,008
Payments for the repurchase of common stock	(31,828)
Payments of dividends on common stock	(3,107,108)
Net cash to financing activities	(3,174,928)
Net change in cash and cash equivalents	202,996
Cash - beginning of year	695,777
Cash - end of year	$ 898,773
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 2,429
Supplemental disclosure of noncash investing and financing activities	
Notes receivable for issuance of common stock	$ 24,328

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Matrix Private Equities, Inc. (Company) is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Richmond, Virginia. The Company provides merger and acquisition consulting services primarily to privately held companies, and assists with the placement of new offerings of debt and equity securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents at year-end.

Goodwill

Goodwill represents the excess of the cost over the fair value of net assets acquired. The amount is subject to annual assessment for impairment by applying a fair value based test. During the year ended December 31, 2012, no impairment losses were recognized.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

Fee Income

The Company generally earns fee income from investment banking advisory services in the form of retainer fees or contingent fee arrangements. Contingent fee arrangements are recognized as revenue upon completion of the agreed-upon transactions. Retainer fees are generally non refundable and are recognized when amounts are due under the arrangement. Five customers accounted for approximately 73% of the total fee income for 2012.

Commissions

Commissions are accrued at the time the related fee income is recognized.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2012. Tax years ending on or after December 31, 2009 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 14, 2013, the date the financial statements were available to be issued.

3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC) Rule 15c3-1 (Rule). This Rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $483,425, which was $455,735 in excess of its net capital requirement of $27,690. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.86 to 1 as of December 31, 2012.

4. Shareholder Notes Receivable

During 2012, upon issuance of common shares, the Company issued promissory notes to three shareholders. The shareholders pledged the issued shares as collateral for the notes. Payments on the notes will be paid in three annual installments of principal plus interest at 5% beginning December 31, 2013.

5. Capital Stock

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. The Company redeemed 143.02 shares during 2012 for $31,838 which is reflected as a reduction of stockholders' equity. The Company issued 66.03 new shares in exchange for notes receivable of $24,328, with the shares pledged as collateral. As of December 31, 2012, issued and outstanding shares were 2,200.981, and additional paid in capital was $122,618.

6. Related Party Transactions

The Company has an agreement with an affiliated company, Matrix Capital Markets Group, Inc. (MCMG) that requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses.

MCMG is owned and controlled by the stockholders of the Company.

During 2012, the Company recorded $1,223,067 of allocable expenses payable to MCMG as a result of this agreement. At year-end, amounts due to MCMG represent reimbursable expenses of $399,237.

During 2011, the Company issued a subordinated note payable to MCMG in the amount of $25,000 bearing interest at 6% per annum. Interest accrues on the note payable and is payable along with the entire principal balance when the note matures on June 1, 2016. SEC rules require prior written approval of FINRA before any repayment of a subordination note can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted, since such advances would constitute unauthorized prepayments. The fair value of the subordinated note payable approximates its carrying value.

* * * * *

Matrix Private Equities, Inc.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2012

Stockholders' equity	
Stockholders' equity qualified for net capital	$ 482,303
Subordinated liabilities	
Liabilities subordinated to claims of general creditors	27,375
Total capital and allowable subordinated liabilities	$ 509,678
Nonallowable assets and miscellaneous capital charges	
Other assets	26,253
Net capital	$ 483,425
Amounts included in total liabilities which represent aggregate indebtedness	$ 415,348
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 27,690
Net capital in excess of minimum requirements	$ 455,735
Ratio of aggregate indebtedness to net capital	0.86 to 1
Ratio of debt to debt-equity total	0.05 to 1

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2012.

Matrix Private Equities, Inc.

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2012

The Company is exempt from reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See report of independent auditors.



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Matrix Private Equities, Inc.

In planning and performing our audit of the financial statements of ***Matrix Private Equities, Inc.*** (Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

4510 Cox Road, Suite 200, Glen Allen, VA 23060 | T 804-282-7636 | F 804-282-1461 | dhgllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 14, 2013



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Matrix Private Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by ***Matrix Private Equities, Inc.*** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating ***Matrix Private Equities, Inc.'s*** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ***Matrix Private Equities, Inc.'s*** management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding cancelled checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared amounts reported in Form SIPC-7 with supporting schedules and working papers noting no adjustments or differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the quarterly FOCUS reports supporting the calculations noting no adjustments or differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 14, 2013

4510 Cox Road, Suite 200, Glen Allen, VA 23060 | T 804-282-7636 | F 804-282-1461 | dhgllp.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052364 FINRA DEC
MATRIX PRIVATE EQUITIES INC 14*14
11 S 12TH ST 3RD FL
RICHMOND VA 23219-4035

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Beth Wilkerson (804) 591-2049

2. A. General Assessment (item 2e from page 2) $ 24612
B. Less payment made with SIPC-6 filed (exclude interest) (11,777.72)
7/25/12
Date Paid
C. Less prior overpayment applied (12,834.28)
D. Assessment balance due or (overpayment) Ø
E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø
F. Total assessment balance and interest due (or overpayment carried forward) $ 12,834.28
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,834.28
H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Matrix Private Equities, Inc.
(Name of Corporation, Partnership or other organization)

Beth Wilkerson
(Authorized Signature)

Controller
(Title)

Dated the 30 day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,844,973
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 9,844,973
2e. General Assessment @ .0025	$ 24,612 (to page 1, line 2.A.)